# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TSAKOS ENERGY NAVIGATION LIMITED, CIK 0001166663
CUSIP: G9108L173
Title of class of securities: Common Shares, par value $5.00 per share
Address of issuer's principal executive offices: 367 SYNGROU AVENUE, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 11/27/2024
Amends the filing with accession number 0001193125-22-157593
Filed by CIK 0001207907
Persons authorized to receive notices and communications: George Saroglou, c/o Tsakos Energy Navigation Limited, 367 Syngrou Avenue, Athens, Greece (J3), 175 64, 011 30210 940 7710; Finnbarr D. Murphy, Esq., Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10018, (212) 459-7257

## Reporting persons
- SEA CONSOLIDATION S.A. OF PANAMA (CIK 0001207907): type of reporting person: other (OO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,550,000; shared voting power 0; sole dispositive power 1,550,000; shared dispositive power 0; aggregate amount beneficially owned 1,550,000 (5.1% of the class); the aggregate amount excludes certain shares
- INTERMED CHAMPION S.A. OF PANAMA: type of reporting person: other (OO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 893,500; shared voting power 0; sole dispositive power 893,500; shared dispositive power 0; aggregate amount beneficially owned 893,500 (3% of the class); the aggregate amount excludes certain shares
- METHONI SHIPPING COMPANY LIMITED: type of reporting person: other (OO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,423,702; shared voting power 0; sole dispositive power 1,423,702; shared dispositive power 0; aggregate amount beneficially owned 1,423,702 (4.7% of the class); the aggregate amount excludes certain shares
- TSAKOS ENERGY MANAGEMENT LIMITED: type of reporting person: other (OO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,075,000; shared voting power 0; sole dispositive power 1,075,000; shared dispositive power 0; aggregate amount beneficially owned 1,075,000 (3.6% of the class); the aggregate amount excludes certain shares
- PANAYOTIS TSAKOS (CIK 0001025886): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,867,202; sole dispositive power 0; shared dispositive power 3,867,202; aggregate amount beneficially owned 3,867,202 (12.8% of the class); the aggregate amount excludes certain shares
- NIKOLAS P. TSAKOS (CIK 0001229508): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 81,600; shared voting power 4,942,202; sole dispositive power 81,600; shared dispositive power 4,942,202; aggregate amount beneficially owned 5,023,802 (16.7% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $5.00 per share
Name of issuer: TSAKOS ENERGY NAVIGATION LIMITED
Address of issuer's principal executive offices: 367 SYNGROU AVENUE, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 15 ("Amendment No. 15") to Schedule 13D (originally filed on March 20, 2002, and subsequently amended on August 30, 2005, November 16, 2005, March 29, 2006, June 30, 2006, January 12, 2007, January 13, 2009, October 14, 2011, January 31, 2012, February 27, 2014, September 15, 2014, October 22, 2014 and April 5, 2016, April 12, 2018, and May 23, 2022 (the "Schedule 13D")) relates to the common shares, par value $5.00 per share ("Common Shares"), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the "Company"). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 15 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 15 is being filed by the Reporting Persons to update the number and percentage of Common Shares of the Company beneficially owned by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Amendment No. 15 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) among Sea Consolidation S.A. of Panama, a company organized under the laws of Panama ("Sea Consolidation"), Intermed Champion S.A. of Panama, a company organized under the laws of Panama ("Intermed"), Methoni Shipping Company Limited, a company organized under the laws of Liberia ("Methoni"), Tsakos Energy Management Limited, a company organized under the laws of Liberia ("TEM "), Panayotis Tsakos and Nikolas P. Tsakos (sometimes collectively referred to as the "Reporting Persons") which persons may be deemed, but are not conceded, to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934.
Residence or business address: The principal business of Sea Consolidation, Intermed and Methoni is investing in equity securities and related investment strategies. The principal business of TEM is providing management services to the Company.
Present principal occupation or employment: The address of the principal office of Methoni is 80 Broad Street, Monrovia, Liberia. The address of the principal office of each of Sea Consolidation and Intermed is Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama. The address of the principal office of TEM is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.
Criminal convictions in the last five years:
Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each member, executive officer and/or director of Sea Consolidation, Intermed, Methoni and TEM. All of the outstanding common stock of TEM is owned by Nikolas P. Tsakos. Schedule A is incorporated into and made a part of this Amendment No. 15.

Panayotis Tsakos is an individual of Greek citizenship who is self employed in the shipping industry.

Nikolas P. Tsakos is an individual of Greek citizenship who is the Chief Executive Officer of the Company.
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following paragraph:

Between November 21, 2023 and November 27, 2024, Sea Consolidation acquired an aggregate of 115,000 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $2,420,763.08. Between May 14, 2024 and November 27, 2024, Intermed acquired an aggregate of 80,000 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $1,850,707.09. Between November 29, 2024 and December 2, 2024, Methoni acquired an aggregate of 60,000 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $1,076,648. On July 24, 2024, Nikolas P. Tsakos acquired 40,000 Common Shares as compensatory awards. Between June 30, 2022 and November 27, 2024, TEM acquired an aggregate of 405,000 Common Shares in open market purchases executed through the New York Stock Exchange for aggregate consideration of $7,541,304.58.

Each of Sea Consolidation, Intermed, Methoni and TEM obtained such funds for these purchases from amounts contributed to it from its respective shareholders.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following paragraphs:

Each of Sea Consolidation, Intermed, Methoni, TEM and Nikolas P. Tsakos acquired 115,000 Common Shares, 80,000 Common Shares, 60,000 Common Shares, 40,000 Common Shares and 405,000 Common Shares, respectively, to increase its investment in the Company. Each of Sea Consolidation, Intermed, Methoni, TEM and Nikolas P. Tsakos is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate. Depending on market conditions and other factors that they may deem material, each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional Common Shares and/or related securities, dispose of all or a portion of the Common Shares or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

See responses to Items 11 and 13 on the cover pages of this filing, which are incorporated herein by reference.

Panayotis Tsakos and Nikolas P. Tsakos share voting and dispositive control over the Common Shares held of record by Sea Consolidation, Intermed and Methoni. Nikolas P. Tsakos shares voting and dispositive control over the Common Shares held of record by TEM.

The applicable percentage of ownership of each shareholder is based on the Company's 30,127,603 Common Shares outstanding as of April 4, 2025, as reported in the Company's filings with the SEC.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, and together with Redmont Trading Corp. ("Redmont"), First Tsakos Investments Inc. ("First Tsakos") and Tsakos Holdings Foundation, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. According to Amendment No. 15 to Schedule 13D filed by Redmont, First Tsakos and the other reporting persons named therein concurrently herewith, Redmont and First Tsakos beneficially and of record, own 738,001 and 2,485,002 Common Shares, respectively. Together, the group would be deemed to beneficially own 8,246,805 Common Shares, constituting 27.4% of the outstanding common shares of the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Company's Common Shares by the Reporting Persons were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated May 16, 2025, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Limited, Panayotis Tsakos and Nikolas P. Tsakos.

## Signatures
- SEA CONSOLIDATION S.A. OF PANAMA: /s/ Konstantinos Zafeiras, Konstantinos Zafeiras/Secretary (05/16/2025)
- INTERMED CHAMPION S.A. OF PANAMA: /s/ Michael Evangelista, Michael Evangelista/Vice President (05/16/2025)
- METHONI SHIPPING COMPANY LIMITED: /s/ Ioannis Saroglou, Ioannis Saroglou/President (05/16/2025)
- TSAKOS ENERGY MANAGEMENT LIMITED: /s/ Nikolas P. Tsakos, Nikolas P. Tsakos/President (05/16/2025)
- PANAYOTIS TSAKOS: /s/ Panayotis Tsakos, Panayotis Tsakos (05/16/2025)
- NIKOLAS P. TSAKOS: /s/ Nikolas P. Tsakos, Nikolas P. Tsakos (05/16/2025)